Exhibit 21.1

Digerati Technologies, Inc. Subsidiary List

1. Shift8 Technologies, Inc. a company organized under the laws of the state of Texas.

2. Shift8 Networks, Inc. a company organized under the laws of the state of Texas

3. T3 Communications, Inc. . a company organized under the laws of the state of Florida.